NO ACT

IE
10-1-12



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549





12028436

DIVISION OF
CORPORATION FINANCE

NOV 13 2012

Washington, DC 20549

November 13, 2012

Act: 1934
Section: 14a-8
Rule:
Public
Availability: 11-13-12

Gregory R. Noe
Deere & Company
noegregoryr@johndeere.com

Re: Deere & Company
Incoming letter dated October 1, 2012

Dear Mr. Noe:

This is in response to your letter dated October 1, 2012 concerning the shareholder proposal submitted to Deere by the Domestic and Foreign Missionary Society of the Episcopal Church. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: Margareth Crosnier de Bellaistre
The Domestic and Foreign Missionary Society of the Episcopal Church
815 Second Avenue
New York, NY 10017

November 13, 2012

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Deere & Company
Incoming letter dated October 1, 2012

The proposal requests the board to review and amend, where applicable, Deere's Code of Business Conduct to include human rights as a guide for its international and U.S operations.

There appears to be some basis for your view that Deere may exclude the proposal under rule 14a-8(i)(10). Based on the information you have presented, it appears that Deere's public disclosures compare favorably with the guidelines of the proposal and that Deere has, therefore, substantially implemented the proposal. Accordingly, we will not recommend enforcement action to the Commission if Deere omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Deere relies.

Sincerely,

Ted Yu
Senior Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

 JOHN DEERE

Deere & Company
Law Department
One John Deere Place, Moline, IL 61265 USA
Phone: 309-765-5467
Fax (309) 749-0085 or (309) 765-5892
Email: NoeGregoryR@JohnDeere.com

Gregory R. Noe
Corporate Secretary &
Associate General Counsel

<u>BY EMAIL</u> (shareholderproposals@sec.gov)

October 1, 2012

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

RE: Deere & Company – 2013 Annual Meeting
Omission of Shareholder Proposal of The Domestic
<u>and Foreign Missionary Society of the Episcopal Church</u>

Ladies and Gentlemen:

We are writing pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended, to request that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") concur with our view that, for the reasons stated below, Deere & Company, a Delaware corporation ("Deere"), may exclude the shareholder proposal and supporting statement (the "Proposal") submitted by The Domestic and Foreign Missionary Society of the Episcopal Church (the "Proponent") from the proxy materials to be distributed by Deere in connection with its 2013 annual meeting of shareholders (the "2013 proxy materials").

In accordance with Section C of Staff Legal Bulletin No. 14D (November 7, 2008) ("SLB 14D"), we are emailing this letter and its attachments to the Staff at shareholderproposals@sec.gov. In accordance with Rule 14a-8(j), we are simultaneously sending a copy of this letter and its attachments to the Proponent as notice of Deere's intent to omit the Proposal from the 2013 proxy materials.

Rule 14a-8(k) and Section E of SLB 14D provide that shareholder proponents are required to send companies a copy of any correspondence that the shareholder proponent elects to submit to the Commission or the Staff. Accordingly, we are taking this opportunity to remind the Proponent that if the Proponent submits correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should concurrently be furnished to the undersigned.

I. The Proposal

The text of the resolution contained in the Proposal is copied below:

> RESOLVED, the shareholders request the Board of Directors to review and amend, where applicable, Deere and Company's Code of Business Conduct to include human rights as a guide for its international and U.S. operations. We request a summary of this review by October 2013 and suggest that it be posted on the company's website.

II. Bases for Exclusion

We hereby respectfully request that the Staff concur in Deere's view that it may exclude the Proposal from the 2013 proxy materials pursuant to:

- Rule 14a-8(i)(10) because Deere has substantially implemented the Proposal; and
- Rule 14a-8(i)(3) because the Proposal is so vague and indefinite that it is materially false and misleading.

III. Background

Deere received the Proposal on September 14, 2012. A copy of the Proposal is attached hereto as Exhibit A.[1]

IV. The Proposal May be Excluded Pursuant to Rule 14a-8(i)(10) Because Deere Has Substantially Implemented the Proposal.

Rule 14a-8(i)(10) permits a company to exclude a shareholder proposal if the company has already substantially implemented the proposal. The Commission adopted the "substantially implemented" standard in 1983 after determining that the "previous formalistic application" of the rule defeated its purpose, which is to "avoid the possibility of shareholders having to consider matters which have already been favorably acted upon by management." *See* Exchange Act Release No. 20091 (Aug. 16, 1983) (the "1983 Release") and Exchange Act Release No. 12598 (Sept. 7, 1976). Accordingly, the actions requested by

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1 After confirming that the Proponent was not a shareholder of record, in accordance with Rule 14a-8(f)(1), on September 14, 2012, Deere sent a letter to the Proponent requesting a written statement from the record owner of the Proponent's shares verifying that the Proponent had beneficially owned the requisite number of shares of Deere stock continuously for at least one year as of the date of submission of the Proposal. On September 21, 2012, Deere received a letter from the Bank of New York Mellon, dated September 20, 2012, verifying the Proponent's stock ownership as of September 13, 2012.

a proposal need not be "fully effected" provided that they have been "substantially implemented" by the company. *See* 1983 Release.

Applying this standard, the Staff has consistently concurred with the exclusion of a proposal when it has determined that the company's policies, practices and procedures compare favorably with the guidelines of the proposal. In *The Boeing Company* (Feb. 17, 2011), the Staff permitted exclusion of a proposal which requested that the company review its policies related to human rights to assess areas where the company needs to adopt and implement additional policies. The company noted that it had reviewed human rights principles prior to adopting the company's Code of Basic Working Conditions and Human Rights, periodically reviewed the company's human rights policies as part of its internal policy review process, disclosed the code as well as annual corporate citizenship reports on its website and engaged in dialogue with interested stakeholders about human rights matters. In permitting exclusion, the Staff noted that the company's "policies, practices and procedures compare[d] favorably with the guidelines of the proposal" and that the company therefore had substantially implemented the proposal. *See also Duke Energy Corp.* (Feb. 21, 2012) (permitting exclusion on substantial implementation grounds of a proposal requesting that an independent board committee assess and prepare a report on the company's actions to build shareholder value and reduce greenhouse gas and other air emissions and noting that the company's "policies, practices and procedures, as well as its public disclosures, compare favorably with the guidelines of the proposal and that Duke Energy has, therefore, substantially implemented the proposal"); *General Electric Co.* (Jan. 18, 2011, *recon. granted* Feb. 24, 2011) (on reconsideration, permitting exclusion on substantial implementation grounds of a proposal requesting a report on legislative and regulatory public policy advocacy activities where the company prepared and posted a political contributions report on its website, noting that the report "compare[d] favorably with the guidelines of the proposal"); *Exelon Corp.* (Feb. 26, 2010) (permitting exclusion on substantial implementation grounds of a proposal requesting a report disclosing policies and procedures for political contributions and monetary and non-monetary political contributions where the company adopted corporate political contributions guidelines); *ConAgra Foods, Inc.* (Jul. 3, 2006) (permitting exclusion on substantial implementation grounds of a proposal requesting a sustainability report where the company already published a sustainability report as part of its corporate responsibilities report); *Talbots, Inc.* (Apr. 5, 2002) (permitting exclusion on substantial implementation grounds of a proposal requesting that the company adopt a code of conduct based on International Labor Organization human rights standards where the company had established its own business practice standards); *Nordstrom Inc.* (Feb. 8, 1995) (permitting exclusion on substantial implementation grounds of a proposal requesting commitment to a code of conduct for its overseas suppliers that was substantially covered by existing company guidelines); *Texaco, Inc.* (Mar. 28, 1991) (permitting exclusion on substantial implementation grounds of a proposal requesting that the company adopt the

Valdez Principles where the company already had adopted policies, practices and procedures regarding the environment).

In addition, the Staff has permitted exclusion under Rule 14a-8(i)(10) where a company has satisfied the essential objectives of the proposal, even if the proposal had not been implemented exactly as proposed by the proponent. *See, e.g., Masco Corp.* (Mar. 29, 1999) (permitting exclusion on substantial implementation grounds where the company adopted a version of the proposal with slight modifications and clarification as to one of its terms); *see also MGM Resorts International* (Feb. 28, 2012) (permitting exclusion on substantial implementation grounds of a proposal requesting a report on the company's sustainability policies and performance, including multiple, objective statistical indicators, where the company published an annual sustainability report); *Exelon Corp.* (Feb. 26, 2010) (permitting exclusion on substantial implementation grounds of a proposal requesting a report disclosing policies and procedures for political contributions and monetary and non-monetary political contributions where the company adopted corporate political contributions guidelines); *Johnson & Johnson* (Feb. 17, 2006) (permitting exclusion on substantial implementation grounds of a proposal directing management to verify employment legitimacy of U.S. employees and terminating employees not in compliance where the company confirmed it complied with existing federal law to verify employment eligibility and terminate unauthorized employees); *The Gap Inc.* (Mar. 16, 2001) (permitting exclusion on substantial implementation grounds of a proposal requesting a report on child labor practices of the company's suppliers where the company had established a code of vendor conduct, monitored compliance with the code, published information on its website about the code and monitoring programs and discussed child labor issues with shareholders).

Deere believe that it has substantially implemented the Proposal, the essential objective of which requests a review of Deere's Code of Business Conduct (the "Code") "to include human rights as a guide" for Deere's operations. Deere is committed to the protection and advancement of human rights in its operations. This longstanding commitment is memorialized in the Code. A copy of the Code is attached hereto as Exhibit B and is publicly available on Deere's website at http://www.deere.com/en_US/docs/Corporate/corporategovernance/English_Guidelines.pdf. Prior to adopting the Code, Deere thoroughly reviewed its policies and procedures relating to human rights and, following such review, the following provision was included in the Code under the heading "Our Commitments— Human Rights":

> The Company's commitment to human rights is a fundamental element of our daily operations and our objective to be an exemplary global corporate citizen. Our pledge to human rights requires that we all understand and carry out our responsibilities consistently with Company values and practices. Therefore, Company employees, representatives, licensees and agents are expected to:

- honor the human rights and respect the individual dignity of all persons globally;

- support diversity, equal opportunity and freedom of association and not tolerate unlawful discrimination and harassment in Company workplaces;

- continually work to provide safe and healthy workplaces to all employees; and

- not use any form of forced or indentured labor or child labor in the production or manufacture of goods.[2]

The Code clearly articulates Deere's commitment to human rights as part of its key principles and addresses human rights matters such as discrimination in the workplace, forced labor, health and safety and freedom of association. In addition, Deere has adopted a Supplier Code of Conduct (the "Supplier Code") that also sets forth in more detail Deere's human rights expectations for its suppliers. The "Labor and Human Rights" section of the Supplier Code addresses matters relating to child labor and forced labor, hiring and employment practices, harassment, compensation and working hours, health and safety and the environment. A copy of the Supplier Code is attached hereto as Exhibit C and is publicly available on Deere's website at http://www.deere.com/en_US/docs/Corporate/investor_relations/pdf/corporategovernance/suppliercodeofconduct_english.pdf.

The supporting statement appears to suggest that the Code does not address matters beyond labor rights and that Deere should address matters such as workers' rights to organize, non-discrimination in the workplace, protection of the environment and sustainable community development. However, the Proponent fails to recognize that Deere does address these matters in its various policies. For example, the Code affirms Deere's commitment to diversity, equal opportunity and freedom of association and against unlawful discrimination and harassment in the workplace. With respect to protection of the environment and community development, the Code affirms Deere's commitment to conduct its "worldwide business operations in a manner that safeguards people and sustains the environment." In addition, as discussed above, the Supplier Code similarly addresses a range of human rights issues beyond labor rights. Deere also publishes an annual Global Citizenship Report that reports on Deere's citizenship efforts and corporate responsibilities. A copy of the Global Citizenship Report is attached hereto as Exhibit D and is publicly available on Deere's

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[2] In the ordinary course of business, Deere periodically reviews and updates the Code. Deere expects an updated version of the Code to become publicly available on or about November 1, 2012 and expects the language relating to human rights to be substantially similar to the corresponding language in the current version of the Code.

website at
http://www.deere.com/en_US/docs/Corporate/citizenship/global_citizenship_report.pdf.

Deere believes that it has already substantially implemented the Proposal. Deere previously reviewed its policies and codes of conduct and incorporated human rights standards and principles as part of the Code and Supplier Code and regularly reviews its policies and codes to determine whether amendments are appropriate. Deere also makes the Code, the Supplier Code and the Global Citizenship Report available on its website. Where a company has already acted favorably on an issue addressed in a shareholder proposal, Rule 14a-8(i)(10) does not require the company and its shareholders to reconsider the issue. In this regard, the Staff has on numerous occasions permitted the exclusion of proposals where the company had already addressed each element of the proposal. *See, e.g., PG&E Corp.* (Mar. 10, 2010) (permitting exclusion of a proposal requesting a report on the company's charitable contributions where the company already provided most of the information on its charitable contributions website); *Exxon Mobil Corp.* (Mar. 23, 2009) (permitting exclusion of a proposal requesting a report on political contributions where the company already provided the information on its website); *Alcoa Inc.* (Feb. 3, 2009) (permitting exclusion of a proposal requesting a report on global warming where the company already prepared an environmental sustainability report); *Bristol-Myers Squibb Co.* (Feb. 18, 2005) (permitting exclusion of a proposal requiring disclosure of the company's political contributions where the board had adopted resolutions calling for disclosure substantially similar to that described in the proposal).

Accordingly, Deere believes that its Code and Supplier Code and related website disclosures substantially implement the Proposal, and therefore, that the Proposal is excludable under Rule 14a-8(i)(10).

V. The Proposal May be Excluded Pursuant to Rule 14a-8(i)(3) Because it is Vague and Indefinite in Violation of Rule 14a-9.

Under Rule 14a-8(i)(3), a shareholder proposal may be excluded from a company's proxy materials if the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in a company's proxy materials. The Staff has recognized that a proposal may be excluded pursuant to Rule 14a-8(i)(3) if "the resolution contained in the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B (Sept. 15, 2004). In applying the inherently vague and indefinite standard, the Staff has noted that a proposal may be materially misleading as vague and indefinite where "any action ultimately taken by the Company upon implementation [of the proposal] could be significantly different from the actions envisioned by the shareholders voting on the proposal." *See Fuqua Industries, Inc.* (Mar. 12, 1991).

The Staff has consistently found that proposals that are subject to multiple interpretations are excludable under Rule 14a-8(i)(3). *See, e.g., R.R. Donnelley & Sons Co.* (Mar. 1, 2012) (permitting exclusion of a proposal requesting a shareholder right to call special meetings as vague and indefinite because the proposal presented two alternative and inconsistent actions, that shareholders holding not less than 10% of the company's shares *or* shareholders holding the lowest percentage of the company's shares permitted by state law be given the right to call special meetings, where there was no minimum stock ownership percentage under state law); *The Boeing Co.* (Mar. 2, 2011) (permitting exclusion of a proposal regarding executive compensation where the term "executive pay rights" was not sufficiently defined and thus subject to multiple reasonable interpretations); *Bank of America Corp.* (Feb. 22, 2010) (concurring with the exclusion of a proposal calling for the creation of a board committee on "US Economic Security" where the proposal employed "vague and indefinite terms and phrases" that could have multiple meanings, leaving "unanswered questions for the proposed Board Committee, the Corporation and its stockholders").

The resolution in the Proposal requests that the Board "review and amend, where applicable, Deere and Company's Code of Business Conduct to include human rights as a guide." As discussed above, Deere believes that it has substantially implemented the Proposal by having reviewed the Code and applied human rights standards as part of the Code. However, the supporting statement refers to various other human rights standards and recommends that the Board review "take note" of these standards, which shareholders may reasonably interpret to mean that Deere should adopt such listed standards and that the Proposal seeks to have the Board adopt such standards in the Code. Alternatively, the Proposal could be read more plainly to request a review of the Code with a commitment to "include human rights" as a guide. As a result of such ambiguity and alternative interpretations, any action ultimately taken by Deere could be significantly different from the actions envisioned by shareholders voting on the Proposal.

The Staff has also found that proposals that failed to define key terms or otherwise provide guidance on how the proposal would be implemented are excludable under Rule 14a-8(i)(3). In *MEMC Electronic Materials, Inc.* (Mar. 7, 2012), the Staff permitted the exclusion of a proposal requesting that shareholders be permitted to make board nominations under the procedures set forth in the proposal. The proposal referred to Rule 14a-8(b) eligibility requirements but did "not describe the specific eligibility requirements," which the Staff noted was a "central aspect of the proposal." The Staff also noted that while some shareholders may be familiar with the requirements, "many other shareholders may not be familiar with the requirements and would not be able to determine the requirements based on the language of the proposal." *See also Exxon Mobil Corp.* (Mar. 21, 2011) (permitting exclusion of a proposal requesting the use of "guidelines from the Global Reporting Initiative" but failing to sufficiently explain such guidelines); *General Electric Co.* (Jan. 21, 2011) (permitting exclusion of a proposal requesting that the compensation committee make certain changes to executive compensation where terms such as "short-term incentive awards" and "financial metric(s)" were not adequately described); *AT&T Inc.* (Feb. 16, 2010) (permitting exclusion of a proposal requesting a report on lobbying, including "grassroots lobbying," but failing to define "grassroots lobbying"); *Verizon Communications Inc.* (Feb. 21, 2008) (permitting exclusion of a proposal requesting that the board adopt a new policy for the compensation of senior executives which would incorporate criteria specified in the proposal for future awards of incentive compensation where the proposal failed to define critical terms and was internally inconsistent); *Fuqua Industries, Inc.* (Mar. 12, 1991) (permitting exclusion of a proposal where the "meaning and applications of terms and conditions ... in the proposal would have to be made without guidance from the proposal and would be subject to differing interpretations").

The Proposal fails to sufficiently describe the standards it urges Deere to consider. The supporting statement refers to "the International Labor Organization's Core Labor Standards, the Universal Declaration of Human Rights, the Fourth Geneva Convention, the International Covenant on Civil and Political Rights, the International Covenant on Economic, Cultural and Social Rights, the United Nations resolutions and the UN special rapporteurs on countries where Deere and Company does business" but fails to describe these standards or the specific policies Deere should consider or review under these standards. While some shareholders may be familiar with these human rights standards, many other shareholders may not be familiar with these standards and nothing in the Proposal adequately explains these standards. In addition, to the extent the policies differ among such standards, the Proposal fails to address how to reconcile such differences. We note that the Staff has permitted exclusion of proposals pursuant to Rule 14a-8(i)(3) where the proposal calls for the company to abide by a set of standards without describing the substantive provisions of those standards. *See The Boeing Co.* (Feb. 5, 2010) (permitting exclusion under Rule 14a-8(i)(3) where the proposal requested that a newly formed committee "follow the Universal Declaration of Human Rights" and failed to provide a description of the substantive provisions of such standard); PG&E Corp. (Mar. 7, 2008) (permitting exclusion under Rule 14a-8(i)(3) where the proposal requested appointment of a lead director as defined by the independence standard set by the Council of Institutional Investors but did not provide an explanation of the particular standard); *Occidental Petroleum Corp.* (Mar. 8, 2002) (permitting exclusion under Rule 14a-8(i)(3) where the proposal requested adoption of a policy "consistent with the Voluntary Principles on Security and Human Rights in the Oil, Gas and Mining Industries," but failed to adequately summarize such policy). Similarly, Deere believes that the Proposal fails to adequately describe the policies underlying the several standards listed in the Proposal, which makes the Proposal inherently vague and indefinite and materially misleading.

Because neither Deere nor, if the Proposal were to be included in Deere's proxy materials, its shareholders, would be able to determine with any reasonable certainty exactly what actions or measures the Proposal would require if adopted, Deere believes that the Proposal is vague and indefinite in violation of Rule 14a-9 and therefore may be excluded from Deere's proxy materials pursuant to Rule 14a-8(i)(3).

VI. Conclusion

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if Deere excludes the Proposal from its 2013 proxy materials. Should the Staff disagree with the conclusions set forth in this letter, or should any additional information be desired in support of Deere's position, we would appreciate the opportunity to confer with the Staff concerning these matters prior to the issuance of the Staff's response. Please do not hesitate to contact me at (309) 765-5467.

Very truly yours,



Gregory Noe
Corporate Secretary and
Associate General Counsel

Enclosures

cc: Margareth Crosnier de Bellaistre
Director of Investment Management and Banking
The Domestic and Foreign Missionary Society of the Episcopal Church

EXHIBIT A

THE
Episcopal
CHURCH


SEP 2012
RECEIVED
LEGAL DEPT

VIA FEDERAL EXPRESS AND FACSIMILE 309.765.5889

September 13, 2012

Gregory R. Noe
Corporate Secretary and Associate General Counsel
Deere & Company
One John Deere Place
Moline, Illinois 61265-8098

Dear Mr. Noe:

The Domestic and Foreign Missionary Society of the Episcopal Church ("Episcopal Church") is the beneficial owner of 100 shares of Deere & Company common stock (held for the Church by Mellon/BNY).

The Episcopal Church has long been concerned not only with the financial return on its investments, but also (along with many other churches and socially concerned investors) with the moral and ethical implications of its investments. We are especially concerned about issues related to human rights, which have received increasing attention and concern from a variety of stakeholders.

To this end, the Episcopal Church hereby files the attached shareholder proposal and supporting statement, which requests that the company's Board of Directors to review and amend, where applicable, Deere and Company's Business Conduct Guidelines to include human rights as a guide for its international and U.S. operations, for consideration at the company's 2013 Annual Meeting. This resolution is being submitted in accordance with Rule 14a-8 of the General Rules and Regulations under the Securities and Exchange Act of 1934. The Episcopal Church will hold its shares through the 2013 annual meeting. We hope that you will find this request both reasonable and easy to fulfill, so that during dialogue an agreement might be reached—allowing the Episcopal Church to withdraw the proposal.

Harry Van Buren, Staff Consultant to the Episcopal Church's Committee on Corporate Social Responsibility, can be contacted regarding this resolution at 505.867.0641 (telephone) or 4938 Kokopelli Drive NE, Rio Rancho, NM 87144.

Very truly yours,

Margareth Crosnier de Bellaistre

Margareth Crosnier de Bellaistre
Director of Investment Management and Banking

The Domestic *and* Foreign Missionary Society *of the* Protestant Episcopal Church *in the* United States *of* America
ESTABLISHED 1821 INCORPORATED 1846
815 Second Avenue • New York, New York 10017 • 800.334.7626 or 212.716.6000 • episcopalchurch.org



EXHIBIT A

Human Rights - Develop & Adopt Policies

WHEREAS, Deere & Company, as a global corporation, faces increasingly complex problems as the international social and cultural context within which it operates changes.

Companies are faced with ethical and legal challenges arising from diverse cultures and political and economic contexts. Today, management must address issues that include human rights, workers' rights to organize and bargain collectively, non-discrimination in the workplace, protection of the environment, and sustainable community development.

We believe global companies must implement comprehensive codes of conduct, such as those found in "Principles for Global Corporate Responsibility: Bench Marks for Measuring Business Performance," developed by an international group of religious investors (April, 2003, www.bench-marks.org). As a matter of ethical responsibility and business prudence, companies must formulate policies that reduce risks to their reputations in the global marketplace.

In June 2011, the United Nations Human Rights Council endorsed the "Guiding Principles on Business and Human Rights: Implementing the United Nations 'Protect, Respect and Remedy' Framework," proposed by UN Special Representative John Ruggie. We believe significant commercial advantages may accrue to our company by adopting a comprehensive human rights policy based on the these principles, serving to enhance corporate reputation, improve employee recruitment and retention, improve community and stakeholder relations and reduce risk of adverse publicity, consumer boycotts, divestment campaigns and lawsuits.

RESOLVED, the shareholders request the Board of Directors to review and amend, where applicable, Deere and Company's Code of Business Conduct to include human rights as a guide for its international and U.S. operations. We request a summary of this review by October 2013 and suggest that it be posted on the company's website.

Supporting Statement: Deere and Company's current policy, its Business Conduct Guidelines, contains no references to existing international human rights codes, and does not address the broad range of human rights issues that global companies increasingly face. While the current Business Conduct Guidelines have a laudable focus on certain labor rights, we believe that our company's policies should reflect a more comprehensive understanding of human rights and that these policies should be periodically reviewed and updated.

We recommend that the review include policies designed to protect human rights—civil, political, social, environmental, cultural and economic—based on internationally recognized human rights standards. We particularly urge attention to harassment or discrimination against women and other forms of violence in the workplace, as well as the rights of minorities. We believe the review also should take note of the International Labor Organization's Core Labor Standards, the Universal Declaration of Human Rights, the Fourth Geneva Convention, the International Covenant on Civil and Political Rights, the International Covenant on Economic, Cultural and Social Rights, United Nations resolutions, and reports of UN special rapporteurs on countries where Deere and Company does business. This review and report will assure shareholders that our company's policies and practices reflect and conform to human rights conventions and guidelines and international law.

EXHIBIT B

Business Conduct Guidelines


JOHN DEERE

QUALITY

COMMITMENT

INTEGRITY

INNOVATION

EXHIBIT B

GROWING A **BUSINESS** AS GREAT AS OUR **PRODUCTS**

EXHIBIT B

Table of Contents

EXHIBIT B

Dear Colleagues:

Of John Deere's many assets, none is more important than our reputation for integrity.

The company's long record of success is due in no small part to its steadfast adherence to the core values of integrity as well as quality, commitment, and innovation.

A positive reputation takes years to develop. Yet it can be jeopardized in a matter of minutes through poor decisions or inappropriate actions. Without question, dedication to integrity and our other values is critical to sustaining great business performance and achieving our future goals.

This is a time of change for John Deere. Competitive demands, regulatory requirements, and customer expectations have never been greater. We are pushing ourselves harder, too, raising the bar with respect to sales growth, profitability and global expansion. Regardless of the challenges involved in reaching our goals, our commitment to how we do business is not subject to debate or compromise.

Our company is closely identified with ethical behavior and doing things right. It is a quality that unites us as employees, differentiates us from many competitors, and strengthens our foundational commitment to those linked to the land.

Please familiarize yourself with the updated John Deere Business Conduct Guidelines and incorporate them into every aspect of your work.

Sincerely,



Samuel R. Allen

Chapter 1 | Our Commitments

Since 1837, John Deere has been a responsible and successful enterprise that focuses on providing the John Deere Experience of Genuine Value to customers, employees, investors, dealers, suppliers and the communities in which we do business. Our heritage is reflected in the phrase Nothing Runs Like a Deere.™ We are guided by our core values of integrity, quality, innovation and commitment.

We are committed to living our values and, through doing so, building a business as great as our products. Over the long run, this will be evidenced in the value we deliver to shareholders. As a most basic principle, we will always abide by the law. And, as demonstrated throughout the history of the Company, we will do more than that. Our past, present and future success is based on following principles of integrity in all aspects of our business lives, as described throughout the Business Conduct Guidelines. Further guidance regarding certain Company principles of strategy and organization may be found in the Green Bulletin Series.

These Guidelines cannot cover every situation. We live by the principle that open and full disclosure and communication is important to determine the appropriate course of action. We have provided links and contacts for more information.

Our Commitments

Human Rights

The Company's commitment to human rights is a fundamental element of our daily operations and our objective to be an exemplary global corporate citizen. Our pledge to human rights requires that we all understand and carry out our responsibilities consistently with Company values and practices. Therefore, Company employees, representatives, licensees and agents are expected to:

- honor the human rights and respect the individual dignity of all persons globally;
- support diversity, equal opportunity and freedom of association and not tolerate unlawful discrimination and harassment in Company workplaces;
- continually work to provide safe and healthy workplaces to all employees; and
- not use any form of forced or indentured labor or child labor in the production or manufacture of goods.

Customer Satisfaction

Throughout our history, John Deere has earned a reputation for high quality and integrity in everything we do, and this has been an asset of incalculable value. This high standard of quality is reflected in the phrase Performance that Endures. We intend to continue to earn that reputation and protect the value of the John Deere brand through our commitment to quality products and services and our relationships with dealers and customers. Our business exists because we provide quality products, either goods or services. This means that our products must respond to important customer needs, must represent superior value to the user, must be reliable and must be supported by appropriate service.

Employees

We are committed to providing conditions of employment and management practices that will earn and support superior performance by our employees. The Company respects and appropriately rewards each individual's contribution. Within the bounds of the needs and goals of the Company, all employees should be given every reasonable opportunity to grow and advance to the full extent of their abilities. Neither race, gender, sexual orientation, geographic background, culture, age, disability, economic status nor religious beliefs should unlawfully enter into appraisals of individuals for employment, salary review or promotion.

NOTE:

If you have questions or comments concerning these Business Conduct Guidelines, please feel free to contact the Office of Corporate Compliance or the Law Department.

EXHIBIT B



Business

Our business relationships must be mutually beneficial – that is, the relationship has to be a good one both for the other party and for the Company. We must provide our dealers and other sales outlets with a competitive line of products that will succeed in the marketplace. Sales outlets and suppliers must receive fair and honest consideration from us in all business dealings. Commercial relationships with all parties must not be tainted by favoritism or unethical practices.

Many of our products are distributed through independent dealers who accept responsibility for promoting the John Deere line in their territories and enhancing John Deere's reputation with their customers. We have a right to expect them to deal with retail purchasers in a manner that will promote our best interests, and to support the product line with quality parts and service of superior quality. In return, we recognize that as independent business people, dealers have certain decision-making rights concerning their businesses.

Social Responsibility and Integrity

For John Deere to successfully perform its societal function as a provider of goods, services and employment, there are many stakeholders that must have confidence in our integrity, competence and good citizenship. Paramount among these, of course, is our customers, employees, investors, dealers, other business partners and suppliers. But also included are the communities in which we live, the governments and other institutions with which we interact and the public in general. We must earn and maintain the confidence of all of these groups.

REMEMBER:

Reporting unethical or improper actions is crucial to maintaining the ethical culture of Deere. This reporting is encouraged, accepted and protected behavior.

We will meet the highest standards of honesty, truthfulness and integrity in all communications, not just because it is good business, but because it is right. This applies in all our dealings, both as a Company and in our relationships with each other.

We will abide by the laws that govern the states and countries where we operate. We will provide a working environment in which adherence to these high standards is clearly expected of all employees and pressures for immediate success never compromise integrity. Our commitment to the responsible management of human and natural resources contributes to the sustainable growth of our Company.

John Deere takes seriously its responsibility to the communities in which it has a presence. Employees are encouraged to participate in community service as may be appropriate on a voluntary basis.

Keeping Our Commitments

Everyone's Job

If we keep our commitments and promises, we will live our core values of quality, commitment, integrity and innovation and will protect the Company's good name. Each employee is expected to guide his or her work behavior by these Business Conduct Guidelines. It is every employee's job to help the Company adhere to these principles and protect it from unethical or improper actions by anyone. If such actions occur, they should be brought to the attention of management so that they can be stopped or remedied. These Guidelines apply to all company operations globally.

John Deere Non-Compliance Reporting

Unethical or improper actions should be reported to company management. To provide an alternative means for confidential reporting, the Company has established a toll-free telephone system for the "John Deere Compliance Hotline," a post office box and an anonymous website:

Postal Address	Telephone Hotline
Compliance Committee Post Office Box 1192 Moline, Illinois 61265-1192	John Deere Compliance Hotline – refer to local hotline poster or Corporate Compliance website.

Website: compliance-helpline.com/johndeere.jsp

The "John Deere Compliance Hotline" is available 24 hours per day. Individuals who call the toll-free number or send information to the post office box or website have the right to remain anonymous. Calls to the "John Deere Compliance Hotline" will not be traced and will not be recorded. The telephone "John Deere Compliance Hotline," the post office box and the anonymous website are intended to supplement established reporting practices. Employees should address questions concerning compensation and job performance through current Human Resources processes.

Non-Retaliation

Any form of retribution directed towards individuals, who in good faith report transactions or activities under these Guidelines, will not be tolerated.

Chapter 2 | Accurate Accounting Records

We are a Company of integrity and adhere to standards of record keeping consistent with generally accepted accounting principles. In addition, as a global business, we are required by law to:

- Keep books and records which accurately and fairly reflect our business transactions and dispositions of assets, and
- Have a system of internal accounting controls which provides reasonable assurance to management that unauthorized transactions are not taking place, and that all transactions are being accurately reported.

In addition, we pledge, both by these Business Conduct Guidelines and by the United States securities laws, to report our business affairs accurately to investors. It is essential that our management not be misled by inaccurate reporting or have its objectives circumvented by unauthorized transactions. The integrity of our accounting records and financial reporting is based on validity, accuracy and completeness of basic supporting information.

Therefore, no unrecorded fund or asset of the Company shall be established or maintained, and no false, artificial or misleading entries in the books and records shall be made. Documentation supporting all transactions or payments shall accurately reflect the nature of the transactions. No transaction or payment shall be made with the intention that the transaction or payment is different than as described in the documentation evidencing the transaction or supporting the payment.

Contact the Internal Auditing Department or Law Department for additional guidance in this area.


The United States Foreign
and other laws apply to Deere
Deere's international business.
Payments, for additional information

Chapter 3 | Improper Payments

The Company, and its affiliates, will compete in the global marketplace on the basis of price, quality and service, and the Company and its employees will not act unethically or illegally in obtaining or retaining business or in carrying out activities on behalf of the Company.

No payments will be made either directly or indirectly to anyone, including representatives of governments or private firms, in order to improperly influence the discretionary authority of such persons.

There are many international conventions, laws and regulations that address bribery and corruption and that affect the Company's global business. Among these are the U.N. Convention Against Corruption, the OECD Convention on Combating Bribery, the UK Bribery Act and the U.S. Foreign Corrupt Practices Act (FCPA). The FCPA imposes special obligations on the Company and its employees in dealings with officials of: foreign governments; their agencies or instrumentalities; or commercial enterprises in which they own an interest. Making improper payments to these officials is prohibited. Many other laws and regulations prohibit improper payments to government or private officials. Improper payments include offering or giving anything of value to any person (including a foreign official or politician or political party) or authorizing any person to do so, for the purpose of improperly influencing such person. Even the appearance of such conduct must be avoided. The Company will comply with these legal requirements, as well as any other applicable laws or regulations.

REMEMBER:

The prohibition against improper payments includes payments to any person, whether a public official or a private party.

Consider the following example: The purchasing manager at a privately owned construction company hints that she might be willing to buy John Deere equipment for her company's next project if Deere would make a contribution to her son's private school. This would be a prohibited indirect payment.


1st Qtr

The FCPA contains an exception from its prohibition on payments to government officials. This exception may permit making minor payments to local officials when required as a condition of their taking routine action to which the party is legally and properly entitled (so-called "facilitating payments"). The laws of many countries, however, prohibit facilitating payments. The Company's policy is that facilitating payments by Company employees are not permitted.

- If a question arises regarding a particular situation or any of these provisions, contact an attorney in Global Law Services for guidance.
- Employees whose jobs include regular or extensive international business or travel, or who have overseas assignments, are required to understand regulations regarding improper payments. Such employees are expected to undergo Company training on these laws and regulations and are expected to maintain their knowledge through periodic retraining. Such employees should contact their managers or an attorney in Global Law Services if they have not received this training or if they have questions regarding whether training is required.
- In some circumstances, courtesy may call for the giving or exchange of non-cash gifts of modest value. This policy does not prohibit such gifts or appropriate business entertainment; however, employees should consult Chapter 5 – Conflicts of Interest for guidance on gifts and appropriate hospitality. Employees performing a supply management function should consult Chapter 8 – Relationships with Suppliers for guidance in this area. Employees should consult Chapter 10 – Government Business for guidance related to gifts to U.S. government employees or elected officials.

For additional information regarding the subject of improper payments, see the Global Law Services and Public Affairs Worldwide websites.

EXHIBIT B

Chapter 4 | Corporate Political Contributions

The Company encourages appropriately coordinated engagement with government and the political process by the Company and its employees. In support of that, the Company adheres to the following guidelines:

- In the United States, voluntary political action committees are authorized by law and the Company sponsors one or more such committees in order to encourage employees to individually participate in the political process. A political action committee collects voluntary contributions from designated groups of individuals and uses those contributions to support candidates and political committees. Employees' employment status will not be affected by their participation or nonparticipation in any such funds. If appropriate under applicable law and custom, similar funds may be established in other countries provided there is prior approval by the Chairman, President or Senior Vice President and General Counsel.
- Wherever contributions by corporations to election campaigns are forbidden by law, the Company will comply. Contributions may include monetary funds or in-kind gifts, such as transportation, use of company facilities or equipment or paying employees for time spent working for a party or candidate.
- In some individual states or countries, contributions by the Company to political candidates or committees or participation of active employees in government is not only legal, but also may be expected as part of the Company's corporate responsibility. In some cases, these activities may be in the best interests of the Company. All such activities by the Company must be approved by the Chairman, President or Senior Vice President and General Counsel.

For additional information regarding corporate political contributions, see the Public Affairs Worldwide website.



Chapter 5 | Conflicts of Interest

Each employee is expected to avoid conflicts of interest that might compromise his or her loyalty in representing the Company. A perceived conflict of interest might also cause a supplier, customer or other person dealing with the Company to suspect that personal considerations of employees could be affecting important Company decisions.

It is not possible to list every potential form of conflict of interest. Examples of possible conflicts, as more fully described in this Chapter, include:

- An employee's financial interest in an organization which competes with or does business with the Company.
- An employee's receipt of gifts or favors from an organization which does business with, or is soliciting business with the Company.
- An employee's close friendship, or long-standing business relationship with a supplier representative that may improperly influence the employee's decision making relative to ongoing or new business opportunities.

The danger of a conflict of interest is greatest when it is not disclosed to management. Ethical behavior is promoted by full and open disclosure of situations which might otherwise be perceived to constitute a conflict of interest. Such situations should always be reported to the employee's manager and through the on-line reporting system. Each reported case will be reviewed and a determination made, whether, for the Company's protection, the employee should be requested to take action.

The following conflict of interest guidelines apply to all employees:

Conflicts of Interest – Businesses

Employees must promptly report to local management, and via the on-line reporting system, any financial interest direct or indirect, including employment relationships, held personally, in any business:

- Which furnishes materials, equipment, supplies or services (i.e., banking, advertising, transportation, building construction, insurance, accounting and legal services) of any kind to any unit of the Company.
- Which is a John Deere dealership, other marketing outlet or customer of the Company.
- Which purchases by-products, such as scrap or salvage materials, from any unit of the Company.



– Which is in competition with the Company.

– With which the employee knows the Company is considering establishing a relationship such as those listed above.

– With which the employee knows the Company is considering making an investment.

The same reporting is required by the employee, when the employee has knowledge that an immediate family member has any of the relationships identified above. An immediate family member includes anyone living within the same household. Additionally, if an employee or a member of the employee's family is an officer, director or consultant of any of the above listed businesses, that fact should be reported promptly, even though the employee has no financial interest in the business. A member of the employee's family includes a spouse, child, parents, siblings and in-laws.

All reports should be promptly made to the employee's manager and via the on-line reporting system. Questions regarding whether a particular business falls into one of the above categories should be referred to the employee's unit or Human Resources management.

Conflicts of Interest – Ownership of Stock

Ownership of shares in a firm whose stock is listed on one of the established stock exchanges or whose stock is actively traded in the over-the-counter market need not be reported unless:

– the firm operates a John Deere dealership, or

REMEMBER:

Gift giving becomes a problem when . . .

– Business decisions are influenced.

– Or are perceived to have been influenced.

The following example may be helpful:

During a business trip, a Deere employee is offered a gift. Because gift giving between business partners is expected in this country, the employee believes it would cause embarrassment to return the gift. The employee may accept the gift, and if its value exceeds his or her reporting threshold, report it through the on-line reporting system. The employee, working with his or her manager, should thank the business partner for the gift and inform them of Deere's policy, with a request that additional gifts not be provided.

Some time later, this same employee is offered a similar gift in a country where gift giving between business associates is not the cultural norm. In this situation, the employee returns the gift with a letter explaining Company policy.

NOTE: If this gift was offered by a supplier, the employee would not be permitted to keep the gift.



- the employee determines or influences Company policy with regard to the firm, participates in the Company's dealings with the firm, or is responsible, directly or indirectly, for Company employees who do so, or
- such ownership represents more than one percent of the outstanding capital stock of the firm.

If the situation changes during the year, the employee needs to promptly report the change to their manager and the on-line reporting system.

Conflicts of Interest– Gifts

Company policy permits the acceptance of gifts only under the strictest of conditions by an employee or member of the employee's immediate family. This includes gifts from any organization doing business or contemplating doing business with the Company, or from representatives of such an organization. An employee should never become involved in any situation which might place him or her under obligation to any organization with which the Company does business or is contemplating doing business. In doing so, the employee may be influenced to reach decisions not in the best interest of the Company.

For these reasons, every effort should be made to discourage the practice of gift giving.

It is difficult to predict every gift situation that may arise. It is important that the unique facts of particular conflict situations be discussed by an affected employee and the employee's manager to determine an appropriate outcome. These discussions, together with good judgment and use of the on-line reporting system, ensure that employees' decisions reflect the best interests of the Company.

The following guidelines apply:

Working with Suppliers:

Employees working with suppliers are not permitted to accept gifts from current or potential suppliers.

- This includes gifts of nominal value.
- Employees working with suppliers should proactively discourage gift giving by providing suppliers with the John Deere Supplier Code of Conduct which contains information on the prohibition of gifts.
- Although gift giving is acceptable in some cultures, suppliers are requested to respect John Deere's policy of not accepting gifts.
- If a supplier does present an employee with a gift and it is impractical or offensive to refuse such a gift, the employee's manager should be consulted, a proper disposition of the gift agreed upon, and reporting completed as outlined below.

REMEMBER:

Entertainment and travel provided by business partners generally is not permitted. If an event has business value, management must approve participation and Deere should cover associated costs. An example of this situation is as follows:

A software supplier invites an employee to an educational forum where training will be provided on the supplier's product. The supplier offers to cover travel, lodging, and registration fees associated with the conference.

The employee regularly uses this software, and she and her manager determine the forum has business value. In addition, they determine the costs for attending the forum are within the applicable budget.

It is decided that the employee will attend the forum with Deere paying all registration, travel, lodging and other expenses. The employee records the decision in the on-line reporting system.

Other Situations:

- Even when employees are not working with suppliers, gift giving should be discouraged. In the majority of situations where gifts are received, they should be politely refused or returned to the sender with a letter of explanation. For example, an employee may be offered a gift for speaking at an association conference and should politely refuse the gift.
- Only when it would be impractical or offensive, for cultural reasons or otherwise, to refuse such a gift, employees may accept gifts of nominal value. Nominal value is equal to $50 or less in aggregate value per source per year. Examples are promotional or similar materials such as calendars or other mementos. When gifts are accepted under this limited exception, the employee and his or her manager should agree upon the proper disposition of the gift (e.g., the gift may be donated to charity), advise the sender of the disposition and report as outlined below.

Gift Reporting

Gifts from Suppliers:

- Gifts received from current or potential suppliers, including information and disposition, must be reported if the gift value is more than $50.

Gifts from Other Situations:

- Other Gifts Valued at $50 or Less: Information regarding gifts from other parties must be reported if the gift is anything other than advertising or promotional materials of a nominal value, such as calendars or promotional pens.
- Other Gifts Valued at More than $50: In all cases where non-suppliers present gifts valued at over $50, information regarding the gift and the disposition must be reported.

If questions exist concerning the appropriate handling of gifts, employees should consult with their manager. All instances requiring reporting must be reported to the employee's manager and via the on-line reporting system.

Conflicts of Interest – Entertainment

Acceptance of entertainment by an employee or immediate family member is generally prohibited. Such entertainment can create feelings of obligation. If the event is required to strengthen a business relationship, management approval is required and the event must be reported in the on-line reporting system.

Conflicts of Interest – Securing Business

It is against Company policy to attempt to secure business by creating a conflict of interest on the part of an employee of an organization doing business with the Company. The following guidelines must be followed:

- No Company funds may be spent for such purposes.
- No employee may suggest that a payment, gift or other favor to an employee of such an organization would be considered.
- Upon management approval, appropriate entertainment or other courtesies to honor distinguished guests or long-time friends of the Company are acceptable. This also extends to programs or other events designed to inform persons with whom we deal about the Company or acquaint them with Company personnel.
- Employees should never give the impression that the Company would encourage any payment, gift or other favor given by a dealer to an employee of a prospective purchaser.
- This section is not intended to prohibit the appropriate exchange of ordinary hospitality between business associates, such as a meal, in the normal course of business.

For more information regarding Conflicts of Interest, visit the on-line reporting system, or consult the Office of the Corporate Secretary. If the on-line reporting system is not available, employees must contact their Human Resources manager for a paper form. After completing the questions and signing the form, the employee must submit to their Human Resources manager.

EXHIBIT B

Chapter 6 | Confidential Information

Proper management of confidential information is critical to the success of the Company. Employees are often entrusted with or become aware of trade secrets and proprietary information not generally known to the public. This type of information, whether or not subject to intellectual property rights, is considered confidential and is to be protected by all employees, retirees and other former employees. Any unauthorized disclosure of Company information is prohibited.

In addition, employees, retirees and other former employees are prohibited from using or attempting to use "inside" Company information for their own personal use, gain or advantage, or providing or "tipping" it to others.

The following important definitions apply:

Confidential Information – Confidential Information is any information not known to outsiders that has value to the Company or whose premature disclosure would help competitors or be harmful to the Company. It also includes information obtained from others that the Company is obligated to keep confidential. Examples of Confidential Information include:

- Actual and forecasted financial results.
- Ideas.
- Design data and information.
- Processes, formulae, systems, programs and compilations.
- Research and development information.
- Information regarding finances.
- Actual or potential dealer or customer lists.
- Plans.
- New product information.
- Strategies.
- Information regarding legal proceedings.
- Market share data.
- Third party confidential information.
- Competitive information.

Trade Secret – A trade secret is Confidential Information given special legal protection if it is shown that the information generally is unknown, economically useful and maintained as a secret within the Company. If otherwise Confidential Information is considered to be a trade secret, the Company can stop its use by someone who acquires it by improper means such as espionage, bribery, misrepresentation or breach of a confidential relationship.

Material Information – Information is material if there is a substantial likelihood that a reasonable investor/shareholder would consider it important in making an investment decision. Examples may include information regarding:

- Plans to issue securities.
- Earnings and earnings forecasts.
- Sharp changes in earnings patterns.
- Merger or acquisition discussions.
- Dramatic new product developments.



Material Information is the subject of special rules under securities laws, with the following consequences:

- Employees, retirees and other former employees with knowledge of Material Information that has not been made public become "insiders" and can be held legally liable if they buy or sell Deere & Company shares before the information is made available to all investors. They can also be liable if they trade in "puts" or "calls" in Company shares.
- The Company could be held legally liable if Material Information that has not been made public is leaked to persons who then buy or sell Company shares. Under certain circumstances, employees who leak unpublished Material Information could be personally liable if individuals who have the information as a result of the employee's tip trade in Deere & Company stock.
- If a leak of Material Information causes rumors about an unpublished event to circulate in the investment community, the Company could be forced to release the information prematurely, possibly damaging the Company.



- If a Company employee should acquire Material Information about another business with which the Company deals, it would be improper for the employee to trade in that company's shares and would create a risk of legal liability if the information is leaked.

In handling Confidential and Material Information, employees must comply with the following guidelines:

- Except where it is a normal part of their job, employees may not use or disclose any Confidential Information of the Company. If there is a chance that the information is confidential, the employee's supervisor should be consulted before the information is used or disclosed.
- Employees may not use or disclose any Confidential Information of any third party unless permitted by contract or confidentiality agreement. Contact the Law Department for assistance.
- Competitive information must be obtained by legal and ethical means. Employees must comply with and have third parties comply with applicable professional standards for collecting and using competitive information. Do not collect or use any competitor's documents that are marked with their confidential markings. Contact the Law Department for approval of competitive information content and collection methods.
- Efforts should be made to avoid the leak of Confidential Information. Discretion should be used when discussing Confidential Information in situations where one might be overheard (e.g., on airplanes or in restaurants). Care should be taken to appropriately mark and store documents.
- Employees, retirees and other former employees with knowledge of Material Information may not disclose the information prior to its publication and may not trade in Deere & Company stock until the third full trading day after public disclosure is made.

- All newly-hired, salaried employees and those transferred from the wage to the salaried payroll in the U.S. and Canada are required to sign the "Employee Innovation & Proprietary Information Agreement." By signing this agreement, the employee agrees to protect Confidential Information of the Company and others with whom the Company does business, and recognizes the Company's ownership of ideas, works or inventions developed by the employee in the course of his or her employment. Printed copies of this form are also available from an employee's department or unit manager.
- The Vice President of Investor Relations has been designated to handle inquiries from analysts. The Vice President of Corporate Communications & Brand Management has been designated to handle press inquiries. All inquiries from analysts or members of the media should be referred to these officers.
- Consistent with the foregoing, employees should not discuss confidential, proprietary and non-public Company information in any Internet "chat room" and the like in which Deere & Company stock is, or is likely to be, discussed. Employees should also be careful not to discuss such information with family members, retirees or former employees.

Additional information regarding Confidential Information is located on the Law Department website, the Global IP Services website and the Office of Corporate Compliance website.

For further guidance regarding use of Confidential Information, contact the Law Department or Global IP Services.

REMEMBER:

Material Information is information that could cause a reasonable investor/shareholder to make an investment decision.

Consider the following situations:

- A Deere manager mentions in a staff meeting that Deere is expecting to meet or beat profit estimates for the quarter. Can you buy more Deere stock and also share this information with family and friends?

  No. The information you heard is Material Information. You and your family and friends could be personally liable if buying Deere stock before public disclosure or if you share this information with others who trade on this information.
- A Deere employee inadvertently finds a document containing information about a planned acquisition of another company. She shares the information with her broker and asks her broker to purchase shares in this other company in advance of the public announcement. This is a leak of Material Information that could be damaging to Deere. The employee could be subject to civil and criminal penalties for "tipping" and trading on Material Information.

EXHIBIT B

Chapter 7 | Trade Practices / Fair Competition

Company policy requires fair competition and strict adherence to all laws regarding competition and trade practices in the United States and in other countries in which Deere does business. All employees and agents of the Company are prohibited from engaging in, authorizing or condoning activities contrary to this policy.

The concept of fair competition is a fundamental element of the free-enterprise system. Buyers must be able to select from a variety of products at competitive prices, and there can be no restraints such as price-fixing, illegal monopolies, cartels, boycotts or unlawful tie-ins. We are committed to the following guidelines:

- Employees must avoid arrangements with competitors, dealers, suppliers and customers that unlawfully restrict competition.
- No agreements affecting prices, terms upon which products are sold or the number and type of products manufactured or sold may be made with competitors.
- The Company supports and intends to abide by laws that prohibit unfair practices, abuses of economic power or restraints of trade.
- Each Company employee or agent involved in the application of trade practices or antitrust laws should consult with the Law Department, particularly if there is any question that the conduct being considered or about to be taken may have possible anti-competition or antitrust implications.

The laws concerning Trade Practices/Fair Competition matters are complex. For additional information regarding laws and regulations governing these subjects in the United States and other locations, consult reference materials located on the Law Department website.


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Chapter 8 | Relationships with Suppliers

One of the Company's most valued relationships is the one it shares with suppliers worldwide. The Company is committed to working with suppliers that conduct business with a high degree of integrity and in a socially and environmentally responsible manner.

Supplier Selection, Competitive Quotes/Proposals

The supplier selection process requires an intensive and objective search for companies which possess the technology, personnel, facilities, equipment, processes and controls to meet John Deere specifications at competitive prices. Qualifying companies must be financially sound and satisfy Company requirements for quality, delivery, cost and technical support. It is important to adhere to the following guidelines:

- Use the Company's Strategic Sourcing Process and document supplier selection decisions according to this seven-phase process.
- Select suppliers using sound business judgment, avoiding even the perception of conflict of interest by any employee involved in the process.
- Promote the Company's commitment to diversity:
  - The supplier selection process should actively encourage participation by small, diverse or disadvantaged businesses as outlined by country requirements.
  - Supplier selection and evaluation should represent the Company's Achieving Excellence philosophy, regardless of the potential supplier's size or projected business volume. Understandably, not all suppliers can be formally evaluated under these criteria, but the core principles remain as a benchmark for all potential suppliers.
- Hold confidential all non-public, supplier-provided information, including quotations/proposals. Sharing supplier information with their competitors to leverage more favorable total costs is strictly prohibited.
- Evaluate all quotations/proposals from qualified suppliers fairly, on the basis of factors appropriate to the circumstances, including lowest total cost, highest quality, historical performance and competitive advantage to the Company.

Supplier Relationships

The Company will treat qualified suppliers fairly and provide them equal opportunity to compete for available business.
All employees must comply with the following guidelines:

- Ensure that our current and potential suppliers adhere to a high level of business ethics and integrity in all of their dealings with the Company as outlined in the John Deere Supplier Code of Conduct.
- Do not allow personal relationships with supplier representatives or other supplier personnel to interfere with good business judgment and maintain freedom from personal obligation to any supplier. An employee who is unable to remain unbiased in the supplier relationship should discuss the situation with local management, and, if appropriate, remove herself or himself from that particular responsibility.
- Provide to all supplier representatives a truthful, fair and courteous meeting as justified by the nature of their products and our needs.
- Do not knowingly take advantage of a supplier's error or of unrealistic pricing, terms, or conditions that are likely to threaten a supplier's business survival.
- Use only secure methods to communicate confidential or competitive information to suppliers and others as outlined in the Global Information Classification Policy.

In addition to Chapter 5 – Conflicts of Interest, the following guidelines apply to all employees while working with suppliers:

- Meals with suppliers should be limited and, in most cases, business meals with suppliers should be restricted to Company employees who have a business purpose in attending. Company personnel should reciprocate in hosting meals to encourage "business partner" attitudes rather than the less desirable "buyer-seller" relationships.
- Cases undoubtedly arise where an employee has a valued social relationship arising outside the context of the employee's job, with someone who also represents a supplier. It is not the intention of these guidelines to encroach on the normal enjoyment of such friendships. However, in these cases, all parties – the employee, the Company, the friend and the employer – have a vital interest in avoiding any appearance of favoritism, and special measures may become necessary in the handling of that supplier relationship.
- An employee or family member is prohibited from using any special discounts or privileges from a supplier that are not available to all Company employees.

EXHIBIT B

Chapter 9 | Environment, Health & Safety

The Company is committed to conducting its worldwide business operations in a manner that safeguards people and sustains the environment. The design of our products and conduct of our operations must eliminate unacceptable risks to our customers, employees, neighbors and the communities in which we operate, and must comply with the spirit and intent of all local market standards and applicable laws and regulations.

Consequently, each unit shall maintain an Environmental, Health and Occupational and Product Safety management program embracing the following guidelines:

- Corporate priority: Recognize Environmental, Health and Safety Management as critical corporate priorities. Policies, programs, and practices shall be established at each unit to assure operations occur in a safe and environmentally sound manner (see the Company's EHS policy), and our products are designed to reduce environmental footprint whenever possible and to safeguard our customers by meeting the criteria of the Company's General Rule for Product Safety.
- Integration with management priorities: Integrate environment, health and occupational and product safety goals with all yearly business goals, functions and objectives. For guidance, consult the following:
  - Environmental, Health and Safety Management System
  - Product Safety and Compliance Functions and Procedures
- Compliance: Measure environmental, health and safety performance; conduct regular audits and assess compliance with Company and legal requirements; and take prompt action to remedy identified process gaps.
- Process of improvement: Continue to improve corporate policies, programs and occupational and product safety and environmental performance, taking into account technical developments, scientific understanding, consumer needs and community expectations. Always consider changing and differing legal requirements, as well as the need for uniform application of consistent processes worldwide.
- Reporting: Periodically provide reports regarding environmental and safety performance as appropriate to senior management, the Board of Directors, shareholders, employees, regulatory authorities and the public. See the Global Citizenship Report. Employees who will be asked to provide the Environmental, Health & Safety Compliance Assurance Letter and a copy of the letter are appended to these Guidelines as Appendices 1 and 2.
- Emergency preparedness: Develop and maintain, where significant hazards exist, emergency preparedness plans in conjunction with emergency services, relevant authorities and the local community, recognizing potential cross-geography or jurisdictional impacts.
- Contribution to the common effort: Contribute to the development of public policy and to business, governmental and intergovernmental programs and educational initiatives that will enhance environmental and safety awareness and protection.

It is the responsibility of the management group at each location, with the assistance of the Occupational Safety, Product Safety and Environmental Control Departments, to have in place effective process activities and procedures to comply with these principles. The Company conducts periodic audits of unit programs to ensure adherence to these policies and principles.

REMEMBER:

Policies, programs, and practices shall be established at each unit to assure operations occur in a safe and environmentally sound manner.

EXHIBIT B

Chapter 10 | Government Business

It is important to the Company that business with the government be conducted appropriately. Every employee involved in government contracting must be aware of and abide by the provisions in Chapter 2 – Accurate Accounting Records, Chapter 3 – Improper Payments, Chapter 5 – Conflicts of Interest, Chapter 6 – Confidential Information and Chapter 8 – Relationships with Suppliers. In addition to the information in these chapters, the following key points also apply to Government Business:

- **Cost Allowability and Allocation.** Cost-based contracts with the federal government provide that costs cannot be reimbursed, or recognized for negotiating the price, if they fall within certain unallowable categories or are not properly allocable to that contract. The federal government prohibits any intentional misdescription or misallocation to obtain reimbursement. Examples of unallowable categories of cost include most types of public relations and advertising costs, bad debts, contingencies, contributions (including political contributions) or donations, entertainment costs, fines and penalties, interest and other financial costs, lobbying costs, and the costs of alcoholic beverages. Examples of prohibited misallocations are false or incorrect entries on time cards, improperly transferring costs from one contract to another or incorrectly classifying costs.
- **Cost Disclosure and Certification.** Cost-based contracts with the federal government require the Company to certify cost or pricing data as part of the negotiation process and/or in the performance of the contract. The certifying person is strictly accountable for ensuring disclosed information is accurate, complete and current as of the certification date.
- **Entertainment of Government Employees.** Company policy prohibits employees from offering or providing entertainment or meals to any local, state or federal government official/employee in the United States without receiving prior written approval from the business division President after consultation with the Senior Vice President and General Counsel.



REMEMBER:

A gift under United States federal law and that of many states is defined as anything having a monetary value. A $2.00 writing pen, $15.00 John Deere baseball cap or providing a public official a ride to the airport all have monetary value and are considered gifts. These items cannot be given without the prior approval of the Senior Vice President and General Counsel. Consider the following example:

– An elected official asks and receives permission to tour one of the Company's Iowa facilities. Employees responsible for conducting the tour would like to provide the official a John Deere baseball cap and key chain at its conclusion. Since these items have a monetary value, they are considered gifts requiring approval by the Company's Senior Vice President and General Counsel before they are given.

– **Gifts.** With few exceptions, United States federal and state government gift laws strictly prohibit the Company and its employees from providing any gifts or items of monetary value to government employees, elected officials, their staff and family members. John Deere employees should not provide any gifts or items of monetary value to United States federal or state government employees, elected officials, their staff and family members without receiving prior written approval from the Senior Vice President and General Counsel.

– **Subcontractor Employees.** Offering normal business meals and sponsoring meetings of a non-lavish nature is permissible between prime contractors and subcontractors. However, expense records used for charging costs to government contracts should distinguish between unallowable expenses for government contract costing purposes (such as alcoholic beverage expenses) and food, travel and business conference expenses, which may be allowable for such purposes.

– **Honoraria.** The Senior Vice President and General Counsel must approve any payment or honorarium to any government employee for appearing before Company employees or guests.

– **Specification Requirements.** Employees must strictly follow contract specifications for design, manufacture and material. Without prior government approval, employees shall make no substitutions in materials or products or deviations in the required processing, testing or quality controls. No materials or services shall be knowingly purchased failing to meet the contract specifications.

– **Use of Consultants.** The following rules apply:

- **Current Government Personnel.** The Company shall not retain any government official or employee to perform legal, consulting or other services related to a matter within the scope of their official duties or the duties and responsibilities of the agency employing them.
- **Documentation.** The Company shall not retain any current or former government official or employee to perform legal, consulting or other services except to render a written contract specifying the nature and scope of the services. Any consulting agreement with former government personnel (including those enumerated in the statutes listed in DoD Directive 5500.7) must include a requirement to comply with laws and regulations governing post-employment conduct of government personnel, including all reporting requirements. The Company shall make no payment for services or reimbursement of expenditures unless documented by a statement setting forth, in reasonable detail, the nature of services rendered or expenditures made.
- **Awareness.** Consultants used by the Company in connection with legislation or other activities relating to government procurement shall be made aware of the information in this chapter. Unit or department managers shall monitor their conduct to ensure compliance with the applicable laws and regulations governing consultant use.

EXHIBIT B

Chapter 11 | Privacy

The Company is committed to conducting its worldwide business operations in a manner that actively supports and ensures personal privacy.

While legal and business requirements make it necessary to acquire and use personal information, the information must be handled appropriately. The rapid growth in electronic commerce, internet technologies and global trading have made privacy protection increasingly important to the Company and its many stakeholders, including current and prospective customers, employees, retirees, dealers, suppliers and investors, such that compliance with the following guidelines is critical to Deere's continued global success:

- The Company is dedicated to globally complying with applicable laws and regulations concerning the collection, use, storage and disclosure of personal information. Comprehensive privacy regulation exists, as well as regulations specifically for managing personal information related to children, employees, health and financial status. Contact the Office of Corporate Compliance for specific detail.
- The privacy and security of protected health information and other information concerning the health condition or health status of individuals is highly regulated by both international and U.S. law. Regulation complexity and severe penalties require special attention when handling health information.
- The management group at each location, with the assistance of the Office of Corporate Compliance, must be committed to implementing programs and procedures to comply with these guidelines. All employees should be informed of and are expected to comply with these guidelines and applicable legislation.
- Certain personal information about employees is necessary to conduct business and meet additional legal requirements, such that employees' consent for the Company to use this information, consistent with the Company's privacy policy, is required as a condition of employment.

REMEMBER:

The privacy laws and requirements for our global company are very complex. Unit management is responsible for appropriately handling all customer, employee or other forms of personal information.

Consider the following situations:

- Your manager asks you to implement a telephone and email marketing campaign to increase sales. Can you implement this campaign without any privacy concerns?

  No. Various regulations restrict the usage of a person's contact information, such as telephone number and email address. Before you initiate contact, you must ensure that your campaign complies with all the Company's direct marketing requirements.
- A Company employee is frequently missing work. As his supervisor, can you or your Human Resources manager request information from the employee's medical records to determine how to address the problem?

  No. Medical information is very confidential. It must be maintained in separate files isolated from personnel records. It can only be accessed by authorized personnel. Managers may be informed regarding necessary restrictions on the work or duties of the employee and necessary accommodations.

Contact the Office of Corporate Compliance for general questions concerning personal privacy protection. Questions from employees concerning their personnel information should be directed to the employee's unit Human Resources Department.

Chapter 12 | Compliance with These Guidelines

Ensuring compliance with these Guidelines is every employee's responsibility. Any employee who becomes aware of conduct violating the Guidelines must immediately report such conduct to management so that it can be stopped or remedied. Employees should report violations to their immediate supervisor or unit manager. If the employee feels this would not be an appropriate contact point under the circumstances, he or she should contact the Vice President and Chief Compliance Officer, the Senior Vice President and General Counsel or Vice President Internal Audit. For operations in Europe, contact the Senior Vice President and General Counsel or the division Director of Finance and Accounting.

To provide an alternative means for confidential reporting of possible unethical or improper actions, the Company has established a compliance hotline with three reporting options.

Postal Address	Telephone Hotline
Compliance Committee Post Office Box 1192 Moline, Illinois 61265-1192	John Deere Compliance Hotline – refer to local hotline poster or Corporate Compliance website.

Website: compliance-helpline.com/johndeere.jsp

Any form of retribution directed towards individuals who in good faith report transactions or activities under this policy will not be tolerated.

COMPLIANCE CONFIRMATION

As part of the Company's effort to monitor compliance with these guidelines, specified employees will be asked each year to provide confirmation of compliance with these guidelines. Responsibilities for administering these confirmations are as follows:

1. The Company asks salaried employees to annually certify compliance with the Business Conduct Guidelines by submitting the Compliance Certification Form consisting of the Business Conduct Guidelines Acknowledgement Statement and the Conflicts of Interest Statement.

– European units will limit completion of this activity to specific employees to comply with European Works Council regulations. Examples of specific employees are exempt employees and other salaried employees in special areas such as Human Resources and Supply Management.

– In all other units, all salaried employees are required to complete this activity.

– The Compliance Certification Form should be submitted according to the yearly timeline;

- Mid-August: Initial request sent to Human Resources managers for distribution to employees
- End of September: Deadline for form submissions by employees
- Mid-October: Deadline for completion memos by Human Resources managers

– The Compliance Certification Form should be submitted online and can be found at compliance.deere.com.

– If the online system is not available to the employee, the employee must contact their Human Resources manager for a paper form. After completing the questions and signing the form, the employee must submit to their Human Resources manager.

– Any employee hired or transferred after the certification timeline should fill out a new Compliance Certification Form.

– If an employee has a conflict of interest that arises after the annual certification, a new Conflicts of Interest Statement should be filled out online at compliance.deere.com or submitted through the paper form.

2. Division Presidents or Senior Vice Presidents are responsible for having their units and departments submit the appropriate completed confirmation. This may happen through the Vice Presidents who report to them.

- All Conflicts of Interest Statements that indicate a conflict shall be returned to the Corporate Secretary.
- All Business Conduct Guidelines Acknowledgement Statements shall be returned to the the Vice President and Chief Compliance Officer.
- All Environmental, Health & Safety Compliance Assurance Letters shall be returned to the division President or Senior Vice President, as appropriate, with a copy to the Manager, Environmental Control. Employees asked to provide the Environmental, Health & Safety Compliance Assurance Letter and a copy of the letter are appended to these Guidelines as Appendices 1 and 2.

3. Unit managers and corporate or division department heads are responsible for managing reported conflicts of interest to prevent any conflict from harming the Company.

- All conflicts of interest identified by the Senior Vice President and General Counsel or Corporate Secretary must be reviewed to determine if any action must be taken to prevent harm to the Company. Examples of actions are:
  1) taking steps to insulate the employee from transactions, projects, territories or future assignments that would be affected by the conflict, or 2) requiring that the conflict be removed.
- The Senior Vice President and General Counsel must be kept informed about all cases in which further action is deemed necessary.

CONFIRMATION REVIEW AND RESPONSE

1. Responsibility for reviewing compliance confirmations is as follows:

- The Vice President and Chief Compliance Officer will review the Business Conduct Guidelines Acknowledgement Statements.
- The Corporate Secretary will review the Conflicts of Interest Statements, and will provide an update to the Senior Vice President and General Counsel.
- The Director of Safety & Environment will review the Environmental, Health & Safety Compliance Assurance Letters.

2. If the Vice President and Comptroller discovers conduct constituting a potential violation of Chapters 2, 3 or 4 (Accurate Accounting Records, Improper Payments, Corporate Political Contributions), the Vice President and Comptroller shall immediately inform the Senior Vice President and General Counsel, the Vice President and Chief Compliance Officer, and the Vice President Internal Audit of the potential violation. An investigation will be immediately instituted to determine whether a violation has, in fact, occurred. Discovery may be either through the compliance certifications or through other internal control processes.

3. The Senior Vice President and General Counsel or Corporate Secretary will review reported conflicts of interest with the Division Presidents or Senior Vice Presidents and, where appropriate, with unit management. An appropriate response will be sent in all cases where no further action is necessary.

4. If the Director of Safety & Environment discovers a potential violation through the Environmental, Health & Safety Compliance Assurance Letters or otherwise, then appropriate action will be taken to protect the environment. An investigation must be initiated, and the Senior Vice President and General Counsel and Vice President and Chief Compliance Officer must be informed.

5. If the Vice President and Comptroller, the Senior Vice President and General Counsel, the Corporate Secretary or the Director of Safety & Environment should determine that a violation has occurred, the Company will respond appropriately to the violation and take all necessary steps to prevent further similar violations.

EXHIBIT B

Appendix 1 | Employees Who Should Provide Environmental, Health & Safety Compliance Assurance Letter

Employees who should be asked to provide environmental, health and safety compliance assurance letter:

All worldwide unit managers of manufacturing and parts distribution



EXHIBIT B

Appendix 2 | Environmental, Health & Safety Compliance Assurance Letter

[Date]

To: Worldwide Unit & Facility Managers

Re: Environmental, Health & Safety Compliance Assurance

This is my annual request for your unit's formal environment, health & safety compliance assurance letter. In addition to being a required element of your environmental, health and safety management system, this compliance assurance process is aligned with Sarbanes Oxley requirements. This year I am asking all units, not just manufacturing units, to have at least one environmental goal for fiscal year [date].

Your compliance assurance letter should include assurance that:

– All employees at your unit are aware of the Company EHS policy.

– All of the following incidences from fiscal year [date] were reported to the Corporate Environment, Health & Safety and Law Departments:

- Reportable non-compliance or permit exceedances
- Notice of violations from governmental agencies
- Chemical releases which left the site
- Workplace fatalities
- Incidents that may result in legal actions or external publicity

– If applicable, required engine, machine production and sales location records have been filed in the Corporate Serial database to assure compliance with engine emission regulations.

– A description of the process / procedures used to verify ongoing compliance at your facility. This should include both requirements for the facility as well as environmental and hazardous material transportation requirements for products manufactured at or designed or marketed by your facility.

– The completion of appropriate goals and objectives documents and instructions for submitting them can be found at: jdinfo.deere.com/teams/90/292/corpEHSprocesses/cal/default.aspx

Also at this link, templates and sample documents are provided to assure consistency and the accuracy of your response letter. In addition, background information on required engine emissions reporting requirements has been added to provide further guidance.

Please submit your letter to your appropriate vice president or director by [date]. After completion of your letter and your applicable documents, file your letter and your documents as instructed in the link above. If you have specific questions regarding this process, please contact the Director, Safety and Environment.



Samuel R. Allen

EXHIBIT C

John Deere Supplier Code of Conduct


JOHN DEERE

EXHIBIT C

General Responsibility



OVERVIEW

This code of conduct applies to all businesses that provide products or services for John Deere and its subsidiaries, joint ventures, divisions, or affiliates. John Deere requires suppliers and their employees to commit to this code of conduct as a condition of doing business.

KEY EXPECTATIONS

Labor and Human Rights

Child Labor
In the absence of local law, suppliers may not employ workers under the age of 14. Workers under the age of 18 may not perform work likely to jeopardize their health, safety, or education.

Forced Labor
Suppliers must not participate in human trafficking, use forced, involuntary, or slave labor, or purchase materials or services from companies using forced, involuntary, or slave labor. They must be able to certify that materials included in their products comply with the slavery and human trafficking laws of the country or countries in which they do business.

Hiring and Employment Practices
Suppliers' hiring practices must include verification of workers' legal right to work in the country and ensure that all mandatory documents, such as work permits, are available.

John Deere suppliers are expected to support diversity and equal opportunity in their workplaces. Suppliers must also prohibit discrimination based on race, color, gender, nationality, age, disability, union membership, maternity, sexual orientation, or marital status.

Harassment
John Deere suppliers must treat all workers with respect and dignity. They may not subject workers to corporal punishment, physical, sexual, psychological, or verbal harassment or abuse. Suppliers may not use monetary fines to discipline employees.

In addition, suppliers must provide an environment that allows employees to raise concerns without fear of retaliation. Where it is allowed by law, suppliers should have a system that allows employees to anonymously report their concerns.

EXHIBIT C



John Deere suppliers must comply with the laws, rules, regulations, and John Deere policies of the countries and locations in which they operate. They are expected to be familiar with the business practices of their suppliers and subcontractors, and ensure they operate according to this code of conduct. John Deere may discontinue its relationship with suppliers who fail to comply with this code.

Compensation and Working Hours
Suppliers must comply with applicable wage and hour labor laws and regulations governing employee compensation and working hours. Suppliers should conduct operations in ways that limit overtime to a level that ensures a humane and productive work environment.

Health and Safety

Suppliers must provide workers with a safe and healthy work environment. They should take proactive measures that support accident prevention and minimize health risk exposure.

Environment

Suppliers are expected to conduct their operations in a way that minimizes the impact on natural resources and protects the environment, customers, and employees. They must ensure their operations comply with all laws related to air emissions, water discharges, toxic substances, and hazardous waste disposal. Suppliers' products must comply with the John Deere Restricted Materials List (for suppliers). They must maintain sufficient knowledge of input materials and components to ensure they were obtained from permissible sources, in compliance with laws and regulations. Suppliers may be required to validate this origin.

Ethics

Gifts and Gratuities
Suppliers must not offer gifts to John Deere employees. This includes gifts of nominal value. Although giving gifts is acceptable in some cultures, John Deere requests that suppliers respect its policy of not accepting gifts.

Improper Payments
Bribes, kickbacks, and similar payments are strictly prohibited. This ban applies even when local laws may permit such activity. Employees, suppliers, and agents acting on behalf of John Deere are strictly prohibited from accepting such considerations under any circumstances.

Confidential Information
Proper management of confidential information is critical to the success of both John Deere and suppliers. Suppliers must protect all John Deere information, electronic data, and intellectual property or Deere technologies with appropriate safeguards. Any transfer of confidential information must be executed in a way that secures and protects the intellectual property rights of John Deere and its suppliers. Suppliers may receive our confidential information only as authorized by a confidentiality or non-disclosure agreement and must comply with their obligations to not disclose the confidential information, to not use the information except as permitted by the agreement, and to protect the information from misuse or unauthorized disclosure. Our suppliers can expect John Deere to similarly safeguard their confidential information when authorization is provided to John Deere. Suppliers may not use the John Deere trademark, images, or other materials to which John Deere owns the copyright, unless explicitly authorized.

Supplier Management System
Suppliers are expected to have a management system that ensures they comply with applicable laws, regulations, and John Deere policies; conform to this Supplier Code of Conduct; and identify and reduce operational risks related to this code. The system should also promote continuous improvement and compliance with changing laws and regulations. An environmental management system (EMS), such as ISO14001, is strongly recommended for environmental compliance.

Supply Chain Transparency
Supply chain transparency is required to confirm compliance to this code of conduct. To monitor this, John Deere will request documentation, conduct onsite audits, review and approve corrective action plans, and verify implementation of corrective action.

Communication
Suppliers are expected to assist John Deere in enforcing this Supplier Code of Conduct by communicating its principles to their supervisors, employees, and suppliers.



EXHIBIT C

Contact Information


JOHN DEERE

Any supplier may direct questions or comments about this code of conduct to his/her Supply Management representative or the Manager, Supply Chain Compliance.

NON-COMPLIANCE REPORTING

Violations of the John Deere Supplier Code of Conduct can be reported confidentially any of the following ways:

Telephone: 1-800-933-3731 (U.S. and Canada only)
Additional global Hotline phone numbers are posted on the John Deere Supply Network Compliance page.

Website: https://www.compliance-helpline.com/johndeere.jsp

Mail: Compliance Hotline Committee
Post Office Box 1192
Moline, Illinois, USA 61266-1192

ONLINE VERSION

The John Deere Supplier Code of Conduct is available in additional languages at: http://www.deere.com/suppliercode/.

EXHIBIT D

2012 Global Citizenship Report

GROWING IN SUSTAINABLE WAYS


JOHN DEERE

EXHIBIT D



CHAIRMAN'S MESSAGE

SUSTAINING OUR COMMITMENT

This year, John Deere celebrates its 175th anniversary. Throughout our history, we have remained committed to those linked to the land. That commitment includes the responsibility to protect the environment, provide safe workplaces, promote personal development, and support our communities. With dealers and suppliers who share our values, we work hard to live up to those responsibilities in everything we do.

SAFETY
Our factories have among the lowest injury rates in manufacturing and we never stop trying to do better. We set records for safe operations in 2011. To continue to improve, our facilities have begun using an online tracking system for near-miss incidents so hazards can be corrected and risks reduced.

We also strive to provide our customers with products that are easy to use and ergonomically designed to make work safer for them, too. One example, the new 1 Series tractors for residential use allow operators to connect implements without leaving the tractor seat.

ENVIRONMENT
While we work to reduce our environmental impacts, we also create products and solutions that help our customers conserve resources. In 2011, we introduced increasingly efficient and highly productive machines and launched FarmSight and WorkSight systems. These systems combine GPS and wireless communications to optimize machine use, logistics, and decision-making, providing higher productivity with less environmental impact.

PHILANTHROPY
In a year of extraordinary needs, the John Deere Foundation provided aid to alleviate suffering and help people recover from disasters in Japan, the United States, New Zealand, and other areas. John Deere employees around the world also contributed their time to help others. A team at our India operations, for example, organized dental checkups for primary students in nearby villages.

EMPLOYEE DEVELOPMENT
Attracting and developing top talent worldwide is part of our strategy. Our well-regarded performance management, succession planning, leadership development, and global team enrichment initiatives help employees succeed. In 2011, we were again recognized as a top company for leadership development by *Fortune* magazine.

These statements touch on just a few of John Deere's citizenship efforts and reflect our approach to corporate responsibility. Learn more in this report or by visiting www.JohnDeere.com.

On behalf of the John Deere team,

Samuel R. Allen, *Chairman and CEO*

COVER: Launching the company's volunteerism initiative, a group of John Deere leaders spent several days working alongside female small-holder farmers in northwest India. Pictured, left to right: Klaus Hoehn, vice president, advanced technology and engineering, Shobha Pandey, assistant general manager, John Deere Equipment Pvt Ltd., and farmer Kailashi Bai Lohar.

SAFETY

John Deere workplaces are among the safest in the world, and this exceptional record got even better in 2011. The rate of injuries causing time away from work improved dramatically as the company continued to work toward an enterprise safety goal of zero injuries, on and off the job. More than half of our locations did not have a single lost-time incident during the year. That's a record we're proud of and one we plan to build upon in the future.

EARNING A STRONG SAFETY RECORD
Nine million hours. That's how much time John Deere Dubuque Works had logged at the end of fiscal year 2011 without a lost-time accident. It's the kind of performance that has earned the construction and forestry equipment factory a reputation as one of the company's top safety performers, year in and year out.

Dubuque Works' impressive safety record stems from effective safety programs and processes, employee engagement, and management commitment – all aimed at eliminating injuries on and off the job.



Among the factory's key safety programs and processes are:

- SERA (Safety and Ergonomic Risk Assessment), through which safety and ergonomic hazards are identified and prioritized for correction
- RCI (Rapid Continuous Improvement), in which teams take immediate action to improve a specific operation or process
- Ergo Days, during which engineers collaborate with production employees to improve the ergonomics, or design of employees' work and workstations

Dubuque Works' commitment to safety remains top of mind for employees and visitors thanks to a 7,000-pound boulder sitting inside a factory entrance and covered with hundreds of signatures. The boulder is part of a larger safety display and represents one of the factory's most successful training programs, Safety ROCKS (Realigning Our Culture through Knowledge of Safety). Employees who complete the program sign the rock and commit themselves to working safely.





IMPROVED DESIGN IMPROVES SAFETY ▲

Repetitive tasks, bad posture, and overuse of muscles can lead to health and safety risks on the job. One way John Deere reduces those risks is through Ergo Days, during which engineers spend time with production employees to improve the design of the work and workstations, also known as ergonomics.

As part of Ergo Days 2011 at John Deere Ibérica in Getafe, Spain, manufacturing and product design engineers worked assembly jobs to better understand how improving ergonomics could enhance workmanship, efficiency, teamwork, and product quality, all while reducing the risk of injuries.

The experience was beneficial all around. The engineers gained valuable insights to apply in future design and development of products and assembly lines. Production employees had the opportunity to address current ergonomic issues with the engineers.

John Deere Ibérica's Ergo Days was so successful the factory produced a video to promote its benefits to other Deere units.



FOCUSING ON NEAR MISSES ▲

Attention throughout the company to the basics of working safely helped make fiscal year 2011 one of the best safety years ever at John Deere.

To further improve global safety performance rates, John Deere tracks near misses, or incidents that almost cause injuries. An online tracking system of near-miss information is in place at most U.S. units and recently was deployed globally.

All employees are encouraged to report near misses by providing brief descriptions of incidents, sharing photos, and suggesting corrective actions. Unit safety managers then work with engineers, supervisors, and others to correct the problems.

Findings are shared among locations, so Deere factories and departments can learn from each other's near misses and corrective actions. By focusing on near misses, facilities can correct hazards and change unsafe behaviors before they result in injuries or damage.


4.27
6.94
3.99
2009
2010*
2011
Lost-Time Injury Severity Rate
Days lost per 200,000 hours worked
0.18
0.26
0.19
2009
2010*
2011
Lost-Time Injury Frequency Rate
Injuries per 200,000 hours worked

*2010 metrics include 20 new reporting sites.

EXHIBIT D

ENVIRONMENT

John Deere has a long history of commitment to the environment. Our factories are working together to achieve an aggressive 10-year greenhouse-gas-reduction goal, reduce waste, and conserve water. Deere facilities themselves reflect this commitment to the environment with sustainable building practices used in new construction and renovations.

Innovative programs targeting waste elimination, recycling, water reuse, and energy efficiency assure that each facility is doing its part to minimize the impact on the environment.


74.4
64.1
70.1
2009
2010
2011

Total Waste
Kilograms per metric ton of production


2.6
2.4
2.9
2009
2010
2011

Hazardous Waste
Kilograms per metric ton of production


0.62
0.54
0.55
Indirect Emissions
Direct Emissions
2009
2010
2011

Greenhouse Gas Emissions
Metric tons of CO_2-equivalent per metric ton of production


11.4
11.4
9.1
2009
2010
2011

Total Water Consumption
Cubic meters per metric ton

Total waste, hazardous waste, and water consumption charts are for the fiscal year. The greenhouse gas emissions data is for the calendar year.

As needed, previously reported data has been restated due to acquisitions, divestitures, and improved accuracy.





PHILANTHROPY

LIGHTING A FACTORY FOR LESS

John Deere facilities around the world are saving energy with upgraded lighting systems. Improvements at our Montenegro, Brazil, tractor factory have brought numerous efficiencies. With a longer life, reduced energy consumption, and lower heat load, the new LED lights will save more than 428,000 kWh of electricity and about 27 metric tons of CO_2-equivalents annually.

Nearly 8,000 energy-efficient fluorescent light fixtures were installed in the Dubuque, Iowa, construction and forestry equipment factory in 2011. The new lights use less energy and turn off automatically after a period of inactivity. The updates will save enough energy to serve the needs of about 1,400 U.S. homes annually – and cut annual greenhouse gas emissions by more than 12,500 metric tons of CO_2-equivalents.

ENVIRONMENTAL INNOVATION IN PAINT

With the help of global suppliers, John Deere is introducing a more environmentally friendly paint in China. The paint, which includes less than 1 percent hazardous air pollutants, or HAPS, is used in other Deere facilities, but was not available in China. Previously, paint used in China contained as much as 30 percent HAPS.

After a successful pilot project at our factory in Ningbo, the new paint will be used in other factories currently being built in the country.

Working with suppliers to bring this new low-HAPS paint to China helps John Deere meet Chinese regulations. It also demonstrates industry leadership in creating more sustainable solutions for manufacturing.

With a mission of helping people around the world improve their lives, the John Deere Foundation invested more than $13.9 million in philanthropic initiatives in 2011. In developing countries, our focus is on alleviating hunger through agricultural development. As well, in developed countries we support education and community betterment where John Deere has business operations.

PROMOTING GRADUATES BY UNLOCKING STUDENT POTENTIAL

Some call it "Iowa's best kept secret." Others say it's desperately needed in all schools. iJAG students simply call it "a miracle." Iowa Jobs for America's Graduates (iJAG) is part of a national network bringing together business and education to help at-risk youth graduate from high school and move on to a career or further schooling.

The John Deere Foundation made a $360,000 grant to iJAG over two years in an effort to improve high school graduation rates in 14 schools in Deere unit communities.

In its 11-year-history, iJAG has produced impressive results, with 94 percent of its students graduating. Nearly a quarter of them are the first generation in their families to graduate from high school.


iJAG

Des Moines high school student Juanita Cherry-Jones thanks Des Moines Works Labor Relations Manager Jim Rottinghaus for the company's support of iJAG.


15%
27%
42%

John Deere Foundation 2011 Contributions
- Education
- Solutions for World Hunger
- Community Betterment
  - Arts & Culture
  - Economic Development
  - Human Services
- Disaster Relief



BUILDING CAPACITY IN RURAL AFRICA

For subsistence farmers in Africa, the primary objective is to produce enough food to feed themselves and their families. Helping those farmers move into commercial agriculture, thus raising their standard of living, is the reason behind the John Deere Foundation's continuing support of the global microfinance organization Opportunity International.

Deere's $2.5 million grant in 2011 allowed Opportunity International to expand its agriculture-finance program in Ghana, Malawi, Mozambique, Rwanda, and Uganda. Through loans, savings accounts, and insurance, Opportunity International creates a framework for sustainable businesses that helps enhance food security and increase the farmer's chance for success. The organization also trains farmers in all phases of the ag value chain, from access to inputs and tools, to irrigating, harvesting, storing, and marketing their crops.

The resulting increase in food production adds to family incomes. It also directly impacts the food supply in local communities and creates measurable economic growth in developing nations.

EXHIBIT D

EMPLOYEE DEVELOPMENT

At John Deere, we believe our success depends on our ability to develop leaders at all levels of the company who are passionate and committed, and understand that their first priority is to develop other employees.

To that end, we strive to provide a work environment that helps attract and retain employees capable of sustained high performance. We offer career development tools and leadership training for employees while continually improving workplace health and safety and fostering inclusive teamwork.

In 2011, the company launched a regional virtual learning campus in South America. The campus joins other regional campuses to provide employees with easy access to education and training resources wherever they work.

The company also sponsors employee resource groups, through which employees with common interests work together to develop their careers and contribute to the business and their communities.

INCLUSIVE TEAMS

Through our Team Enrichment initiative, employees learn to value and look for diversity of experience, outlook, and background among team members to add depth and perspective in responding to challenges and opportunities.

DEVELOPING LEADERS

Leaders at John Deere create and manage the committed, aligned high-performing teams that provide the energy needed to succeed in our mission: helping our customers provide the food, fiber, fuel, shelter, and infrastructure for a growing world.

In a rigorous succession-planning process, we assess leadership potential and development needs of high-performing managers. We provide the coaching, performance management, and challenging work experiences to develop the leadership characteristics needed to meet the company's business goals.

Some 450 volunteers created a life-size replica of the new S-690 Combine at the John Deere Pavilion in Moline, Illinois, using more than 300,000 cans of food. The effort resulted in a Guinness World Record. The canned food was later donated to a local food bank.





Jaydeep Kelkar, general manager-product line marketing, India, was part of a leadership team that worked alongside female small-holder farmers in northwest India for four days last fall.

SHARING OUR TALENTS THROUGH VOLUNTEERISM

It's our global responsibility to support the communities in which we live and work. That means contributing funds, as well as the time, talent, and passion of our employees. Through a global volunteerism initiative introduced in 2011, employees are encouraged to take paid time off to improve the quality of life in their communities.

The benefits are many. Employees can fulfill their passions while gaining skills and leadership opportunities. Thus, the company gets more productive and engaged employees while enhancing its efforts to become an employer of choice. Our communities benefit from the expertise of employees.

Though individual business units establish specific guidelines, employees are encouraged to volunteer in the John Deere Foundation's focus areas of solutions for world hunger, community betterment, and education.

EXHIBIT D

HIGHLIGHTS

Deere & Company continues its long-time ranking among the **50 Most Admired Companies** in annual survey results published in *Fortune* magazine. Deere ranked second in the industrial and farm equipment category.

Deere & Company ranks 9th in U.S. and 14th globally in lists of **Top Companies for Leaders** published by *Fortune* magazine following study of how organizations assess, select, develop, and reward leaders.

Through a partnership with a leading German university, John Deere Foundation sponsors an **agricultural-development training program** at five schools in Russia and Ukraine.

John Deere Brazil and John Deere in Mexico are listed among the **best companies to work for** in those countries by Great Place to Work Institute.

John Deere's 8335R Tractor becomes the **first row-crop tractor with 300 or more horsepower tested** at the Nebraska Tractor Test Lab; the new tractor, with Interim Tier 4 engine, maintains leading power and performance with excellent fuel efficiency.

John Deere Foundation provides a **$250,000 grant to the American Red Cross** to support tornado relief efforts in Greeneville, Tennessee, home to John Deere Power Products.

For the fifth year in a row, Deere is included in Ethisphere Institute's **"World's Most Ethical Companies"** list recognizing commitment to ethical leadership, compliance practices, and corporate social responsibility.



Precision and high productivity in crop care translate into less environmental impact and better crops. The **John Deere 4940 Sprayer**, introduced in 2011, features integrated technologies that make loading and applying material easier for high productivity and less environmental impact.



John Deere 1 Series sub-compact utility tractors for the residential market provide homeowners with the ability to quickly, easily, and safely change compatible implements. With four-wheel-drive and power steering, machines are easy to maneuver; a wide stance provides increased stability.



Integrating satellite positioning and machine communication technologies, John Deere has created networking capabilities to tie machines, operators, owners, and dealers together for high productivity. The systems, FarmSight for agriculture and WorkSight for construction sites, help optimize machine use and logistics and provide real-time information.



A longer, heavier undercarriage offered on the **753J Tracked Feller Buncher** improves stability. Besides allowing the machine to work more efficiently in hilly, rocky terrain, the larger footprint allows the feller buncher to reach farther without repositioning, which saves time and lessens ground impact.



The **850K crawler dozer** has an Interim Tier 4-certified engine and dual-path hydrostatics for smooth operations. Aimed at earth-moving contractors, road builders, and site-preparation specialists, the machine features viscous cab mounts that reduce noise to the operator's ear by 45 percent.

EXHIBIT D

A PROUD HISTORY OF CORPORATE CITIZENSHIP


JOHN DEERE



John Deere serves as mayor of Moline from 1873-1875, overseeing infrastructure improvements like the paving of sidewalks and the introduction of street lights, as well as the appointment of the city's first librarian.



Deere & Company's third chief executive officer, William Butterworth, chairs the first Quad Cities-area chapter of the American Red Cross. He personally delivers the Moline, Illinois, chapter charter to Washington, DC in 1917.



Deere implements voluntary workers' compensation program in 1901, ten years before the first U.S. Workers' Compensation statutes.



In the absence of commercial alternatives, Deere designs and builds its own cloth-screen filtering system in 1920 to clean exhaust from plow-grinding operations.



In a move that would save countless farmers' lives, Deere shares its patent for ROPS (rollover protective structure) with the agricultural equipment industry in 1966.



John Deere Werke Mannheim creates innovative rooftop wastewater treatment system in 2001. The system uses plants to purify wastewater, decomposing contaminants and cleaning the water. The factory is saving about 60 percent of the cost of traditional wastewater treatment.

Deere & Company
One John Deere Place
Moline, Illinois 61265
(309) 765-8000
www.JohnDeere.com

GCRAN Litho in U.S.A. (12-05)


PRINTED WITH SOY INK

